03 JAN 31 AM 7:21

MARKS & SPENCER

82-1961

Michael House
Baker Street
London W1U 8EP
Tel: 020 7935 4422
www.marksandspencer.com

The Office of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 5th Street North West
Washington DC 20549
USA

03003538

SUPPL

9 December, 2002

Dear Sirs

12g3-2(b) Exemption : Marks and Spencer p.l.c. : United Kingdom : 18 December 1987

I enclose a copy of an announcement which was made to the London Stock Exchange this morning which is being supplied as a follow up for our existing exemption.

Yours faithfully

PROCESSED
FEB 11 2003
THOMSON
FINANCIAL

C Foster

p.p. PATRICIA FARRELL
Company Secretariat
020 7268 3377

dlw 2/4

Marks and Spencer p.l.c.
Registered Office:
Michael House
Baker Street
London W1U 8EP
Registered No. 214436
(England and Wales)

PRODUCED ON RECYCLED PAPER
0303272 - 12/01

MARKS & SPENCER

Michael House
Baker Street
London W1U 8EP
Tel: 020 7935 4422
www.marksandspencer.com

Monday 9 December 2002

VITTORIO RADICE TO DEVELOP HOME BUSINESS AT MARKS & SPENCER

Marks & Spencer has announced today that Vittorio Radice is to join the Board of Marks and Spencer Group plc. Mr Radice, who is currently CEO of Selfridges plc, is to be the Executive Director of the Company's Home business and will join the Company with effect from 3 March 2003.

"Vittorio is one of the most able retailers of his generation and I am delighted he has chosen to join the top team at Marks & Spencer", said Roger Holmes, CEO. "His appointment shows how serious we are about developing our Home offer as part of our growth strategy. Vittorio will bring a new dimension to the Board and world class leadership to our Home business."

For further information:

Corporate Press Office - 020 7268 6166

Marks and Spencer p.l.c.
Registered Office:
Michael House
Baker Street
London W1U 8EP
Registered No. 214436
(England and Wales)

PRODUCED ON RECYCLED PAPER
0303272 - 12/01